UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 13(e)(1)

of the Securities Exchange Act of 1934

ASSURE HOLDINGS CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

9% CONVERTIBLE DEBENTURES DUE 2023 AND 2024

(Title of Class of Securities)

04625J303 (CUSIP Number of Common Stock Underlying Debentures)

John Farlinger Executive Chairman and Chief Executive Officer 7887 East Belleview Avenue, Suite 240 Denver, Colorado 80111 Telephone: 720-287-3093
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Jason K Brenkert, Esq. Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80202 Telephone: (303) 352-1133 Fax Number: (303) 629-3450

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Assure Holdings Inc., a Nevada corporation (“Assure” or the “Company”), pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended, in connection with an offer (the “Convertible Note Exchange Offer”) by Assure to exchange, for each $1,000 claim, consisting of principal amount, and accrued and unpaid interest through, and including, July 19, 2024, of the Company’s 9% Convertible Debentures due 2023 and 2024 (the “Assure Convertible Debentures”), such number of shares of the Company’s common stock (the “Common Stock”) equal to the quotient of $1,000 divided by $0.233 (the “Exchange Consideration”).  Assure is seeking to exchange any and all outstanding Assure Convertible Debentures in the Convertible Note Exchange Offer for the Exchange Consideration.

The Convertible Note Exchange Offer shall commence on June 21, 2024, and shall expire at 11:59 p.m., Denver time, on July 19, 2024 (the “Expiration Date”), unless extended or earlier terminated by the Company.

The Convertible Note Exchange Offer is made upon the terms and subject to the conditions described in the offering letter (the “Offering Letter”) dated June 21, 2024, and the accompanying Letter of Transmittal.  The Offering Memorandum and the accompanying Letter of Transmittal are filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, hereto.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13e-4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Information set forth in the Offering Memorandum is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Terms of Convertible Note Exchange Offer” and “Questions and Answers” in the Offer Letter is incorporated herein by reference.

Item 2. Subject Company Information.

(a)       Name and Address.

Assure Holdings Corporation, a Nevada corporation (the “Company”), is the issuer of the securities subject to the Cancellation Offer. The Company’s principal executive offices are located at 7887 East Belleview Avenue, Suite 240, Denver, Colorado 80111, and the telephone number of its principal executive offices is 720-287-3093.

(b)       Securities.

The subject class of securities is the Company’s 9% Convertible Notes due due 2023 and 2024. As of June 21, 2024, $3.1 million aggregate principal amount of Assure Convertible Debentures was outstanding.

(c)       Trading Market and Price.

The Assure Convertible Debentures are not listed on any national securities exchange. To the knowledge of the Company, there is no established trading market for the Assure Convertible Debentures.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address.

The principal executive offices of the filing person, Assure Holdings Corp. are:

Assure Holdings Corp.

7887 East Belleview Avenue, Suite 240

Denver, CO 80111
720 287 3093

As required by General Instruction C to Schedule TO, the following persons are the directors and executive officers of Assure.  No single person or group controls Assure:

Name	Age	Position	Term
John Farlinger	64	Executive Chairperson and Chief Executive Officer	Since May 24, 2017
Paul Webster	56	Interim Chief Financial Officer	Since November 21, 2023
John Flood	64	Director	Since April 15, 2021
Christopher Rumana	55	Director	Since December 19, 2018
Steven Summer	74	Director	Since December 19, 2019

The address for each executive officer and directors is 7887 East Belleview Avenue, Suite 240, Denver, CO 80111.

Item 4. Terms of the Transaction.

(a)

The information set forth in the Offer Letter under the captions “Summary Terms of Convertible Note Exchange Offer”, “Questions and Answers” and the sections under the caption “The Convertible Note Exchange Offer” entitled “General Terms and Eligibility,” “Number of Debentures” “Exchange Offer Period; Extension of Offer; Right to Terminate,” “Conditions of the Convertible Note Exchange Offer,” Purpose of the Convertible Note Exchange Offer,” “Procedures for Electing to Exchange Assure Convertible Debentures,” “Withdrawal Rights,” “Lost or Missing Certificate,” “Acceptance for Issuance of Exchange Consideration,” “Price Range of Shares Underlying the Assure Convertible Debentures,” “Source and Amount of Consideration,” and under the captions “Accounting Treatment,” “Description of Capital Stock,” “Certain United States Federal Income Tax Considerations” is incorporated herein by reference.

(b)

The information set forth in the Offer Letter under the caption “Interests of Officers and Directors” is incorporated herein by reference. To the Company’s knowledge, no Assure Convertible Debentures are owned by any officer, director or affiliate of the Company.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e)

The information set forth in the Offer Letter under the captions “The Offer” entitled “1. General Terms and Eligibility” and “2. Number of Debentures; Offer Period” is incorporated herein by reference.

On November 22, 2019, the Company launched a non-brokered private placement of convertible debenture units (“CD Unit”) for gross proceeds of up to $4 million, with an option to increase the offering by an additional $2 million (the “CD Offering”). Each CD Unit consisted of Assure Convertible Debentures with a 9% coupon rate and a conversion price of $140 per share (as adjusted to reflect subsequent reverse stock splits) and common stock purchase warrants. On December 13, 2019, the Company closed on Tranche 1 of the CD Offering for gross proceeds of $965,000. Each CD Unit was offered at a price of $1. From January 2020 to April 2020, the Company closed on three separate tranches of the CD Offering for total proceeds of $1.7 million. Each CD Unit was offered at a price of $1.

At the end of April 2020, the Company launched a separate non-brokered private placement of convertible debenture units (“April CD Unit”) for gross proceeds of up to $500,000, with an option to increase the offering by an additional $500,000 (the “April Offering”). Each April CD Unit consisted of Assure Convertible Debentures with a 9% coupon rate and a conversion price of $140 per share (as adjusted to reflect subsequent reverse stock splits) and common stock purchase warrants. Each April CD Unit was offered at a price of $1. On May 21, 2020, the Company closed the April Offering.

The convertible debt matured during the period of December 2023 through April 2024. The Company has not paid the amounts due per the terms of the convertible debt agreements. As such, the convertible debt is payable on demand.

During April 2024, the Company entered into exchange agreements with certain Assure Convertible Debenture holders, whereby the Company agreed to issue 1,337,371 common shares to settle $334,000 of principal and interest owed.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer Letter under the captions “Summary – Background to the Convertible Note Exchange Offer,” “Questions and Answers,”and “The Convertible Note Exchange Offer- Purpose of the Convertible Note Exchange Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer Letter under the captions “Summary Terms of Convertible Note Exchange Offer,” “Questions and Answers” and “The Convertible Note Exchange Offer – Number of Debentures” is incorporated herein by reference. The Assure Convertible Debentures acquired pursuant to the Convertible Note Exchange Offer will be retired and cancelled by the Company.

(c) Plans.

The information set forth in the Offer Letter under the caption “The Convertible Note Exchange Offer- Purpose of the Convertible Note Exchange Offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer Letter under the caption “The Convertible Note Exchange Offer – General Terms and Eligibility” is incorporated herein by reference.

(b)	Conditions.

Not applicable.

(c)	Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offering Letter in the section entitled “Interests of Directors and Executive Officers” is incorporated by reference herein.

(b)	Securities Transactions.

The information set forth in the Offering Letter in the section entitled “Interests of Directors and Executive Officers” is incorporated by reference herein.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

None.

Item 10. Financial Statements.

(a)	Financial Information.

The information set forth in the Offering Letter in the sections entitled “Where You Can Find More Information and Incorporation by Reference” and “Summary Consolidated Historical Financial Data” is incorporated herein by reference. The information, including the financial statements, set forth under Item 8, Financial Statements and Supplementary Data in Assure’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and under Item 1. Condensed Consolidated Financial Statements in Assure’s Quarterly Report on Form 10-Q for the period ended March 31, 2024 is incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.

The information set forth in the Offering Memorandum in the sections entitled “Unaudited Pro Forma Summary Consolidated Historical Financial Data,” and “Unaudited Pro Forma Consolidated Financial Data” is incorporated herein by reference.

Item 11. Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer Letter under the captions “The Convertible Note Exchange Offer – Purpose of the Convertible Note Exchange Offer” and “The Convertible Note Exchange Offer - Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12. Exhibits.

(a)	(1)	(i)	Offer Letter dated June 21, 2024
		(ii)	Form of Letter of Transmittal
		(iii)	Withdrawal Form
		(iv)	Form of Confirmation email/letter to Holders who Elect to Participate in the Offer
		(v)	Form of Cover Letter to Holders
(b)	Not applicable
(d)	(1)	(i) Form of Convertible Debenture (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 as filed on December 30, 2020)
(g)	Not applicable
(h)	Not applicable
107	Filing Fees

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASSURE HOLDINGS CORPORATION

By:	/s/ John Farlinger
John Farlinger
Chief Executive Officer

Dated: June 21, 2024

INDEX TO EXHIBITS

(a)	(1)	(i)	Offer Letter dated June 21, 2024
		(ii)	Form of Letter of Transmittal
		(iii)	Withdrawal Form
		(iv)	Form of Confirmation email/letter to Holders who Elect to Participate in the Offer
		(v)	Form of Cover Letter to Holders
(b)	Not applicable
(d)	(1)	(i) Form of Convertible Debenture (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 as filed on December 30, 2020)
(g)	Not applicable
(h)	Not applicable
107	Filing Fees